UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                     Tennenbaum Opportunities Partners V, LP
                      ------------------------------------
                                (Name of Issuer)

                     Series A Cumulative Preferred Interests
                     --------------------------------------
                         (Title of Class of Securities)

                                       N/A
                                       ---
                                 (CUSIP Number)

                                  David Shutley
                            301 S College St. NC0602
                               Charlotte, NC 28288
                                 (704) 374-7123
                 -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 30, 2007
                                  -------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. -  N/A
                                                             Page 2 of 5 pages
-------------------------------------------------------------------------------
     1            NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Wachovia Bank, National Association
-------------------------------------------------------------------------------
     2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [N/A]
                  (b) [N/A]
-------------------------------------------------------------------------------
     3            SEC USE ONLY

-------------------------------------------------------------------------------
     4            SOURCE OF FUNDS

                  Working Capital  (WC)
-------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                  [N/A]
-------------------------------------------------------------------------------
     6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  National Banking Association (North Carolina)
-------------------------------------------------------------------------------

NUMBER OF SHARES            7.    SOLE VOTING POWER             4,175.1269
BENEFICIALLY
OWNED BY EACH               8.    SHARED VOTING POWER           0
REPORTING
PERSON WITH                 9.    SOLE DISPOSITIVE POWER        4,175.1269

                           10.    SHARED DISPOSITIVE POWER      0

-------------------------------------------------------------------------------
     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,175.1269
-------------------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                  [N/A ]
-------------------------------------------------------------------------------
     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  25.38%
-------------------------------------------------------------------------------
     14           TYPE OF REPORTING PERSON

                  National Banking Association (BK)
-------------------------------------------------------------------------------
                                        2

Item 1.  Security and Issuer

         This Amendment No. 1 to Schedule 13D amends and supplements the
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 8, 2007 (as amended, the "Schedule 13D") and relates to the Series A Cumulative Preferred Interests (the "Preferred Interests") of Tennenbaum Opportunities Partners V, LP, a Delaware limited partnership (the "Issuer"). The principal executive offices of the Issuer are located at c/o Tennenbaum Capital Partners, LLC, 2951 28th Street, Suite 1000, Santa Monica, California 90405.

Item 2.  Identity and Background

         (a) This Schedule 13D is being filed by Wachovia Bank, National Association, a national banking association (the "Reporting Person").

         (b) The address of the principal business and principal office of the Reporting Person is c/o Wachovia Bank, National Association, 301 S College St, NC0602, Charlotte, NC 28288.

         (c) The Reporting Person's principal business is to act as a national banking association.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) The Reporting Person is organized under the laws of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Person acquired the Preferred Shares for $83,502,538.07 using its working capital.

Item 4.  Purpose of Transaction

         The Reporting Person acquired the Preferred Interests for investment purposes.

Item 5.  Interest in Securities of the Issuer

         (a) The Reporting Person beneficially owns 4,175.1269 shares of Preferred Interests, representing approximately 25.38% of the outstanding Preferred Interests.

         Except as set forth in this Item 5(a), the Reporting Person does not beneficially own any Preferred Interests.

         (b) The Reporting Person has the sole power to vote or to direct the vote and the sole or power to dispose or to direct the disposition of the Preferred Interests reported hereby.

         (c) The Preferred Interests identified in Item 5(a) hereof we acquired on March 30, 2007. Except as identified in the preceding sentence, the Reporting Person has not effected any transaction in the Preferred Interests during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable

Item 7.  Material to Be Filed as Exhibits

         Not applicable

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 3, 2007

                                      Wachovia Bank, National Association

                                      By:  /s/ David Shutley
                                           -----------------------------------
                                           Name:  David Shutley
                                           Title: Director